UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

__________________________________________________________

 FORM 6-K
__________________________________________________________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 31 July 2026

Commission File Number: 001-14958
__________________________________________________________

NATIONAL GRID plc

(Translation of registrant’s name into English)

England and Wales

(Jurisdiction of Incorporation)

  __________________________________________________________

1-3 Strand, London, WC2N 5EH, United Kingdom
(Address of principal executive office)
__________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F      ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXHIBIT INDEX

Exhibit No.	Description
99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 01 July 2026 — Total Voting Rights
99.2	Exhibit 99.2 Announcement sent to the London Stock Exchange on 03 July 2026 — Director/PDMR Shareholding
99.3	Exhibit 99.3 Announcement sent to the London Stock Exchange on 08 July 2026 — Director/PDMR Shareholding
99.4	Exhibit 99.4 Announcement sent to the London Stock Exchange on 27 July 2026 — Director/PDMR Shareholding

Exhibit 99.1

1 July 2026

National Grid plc ('National Grid' or 'Company')

Voting Rights update

National Grid's registered capital as of 30 June 2026 consisted of 5,198,968,690 ordinary shares, of which, 223,090,607 were held as treasury shares; leaving a balance of 4,975,878,083 with voting rights.

The figure of 4,975,878,083 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA's Disclosure Guidance and Transparency Rules.

Julian Baddeley
Group Company Secretary

Exhibit 99.2

3 July 2026

National Grid plc ('National Grid' or 'Company')

Notification of Transactions of Persons Discharging Managerial
Responsibilities ('PDMRs')

This announcement is made in accordance with Article 19 of the Market Abuse Regulation ('MAR') and relates to the acquisition of shares by the following PDMR under the Company's Long Term Performance Plan ('LTPP').

The award relates to the 2023 LTPP and is referred to in the Company's 2025/26 Annual Report and Accounts. The award was conditional on continued employment with the Company and on the satisfaction of the performance conditions approved by the People & Remuneration Committee, which (after tax on the gross award) must be retained until the shareholding requirement is met, and in any event for Executive Directors two years after receipt. This award is subject to malus and clawback provisions.

In accordance with MAR, the relevant Financial Conduct Authority notification is set out below.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Andy Agg
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Acquisition of shares in respect of the Long Term Performance Plan ('LTPP') 2023 award.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP Nil	220,905
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2026.07.01
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Sale of shares resulting from Long Term Performance Plan ('LTPP') award exercise to cover tax liabilities.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP £12.210223	104,191
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2026.07.01
f)	Place of the transaction	London Stock Exchange (XLON)

Exhibit 99.3

8 July 2026

National Grid plc ('National Grid' or 'Company')

Notification of Transaction of Person Discharging Managerial Responsibilities ('PDMRs')

This announcement is made in accordance with Article 19 of the Market Abuse Regulation ('MAR'). In accordance with MAR, the relevant Financial Conduct Authority notification is set out below.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Andy Agg
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Monthly purchase of securities ("partnership shares") under the Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 12.3129	13
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2026.07.07
f)	Place of the transaction	London Stock Exchange (XLON)

Exhibit 99.4

27 July 2026

National Grid plc ('National Grid' or 'Company')

Notification of Transactions of Persons Discharging Managerial Responsibilities ('PDMRs')

This announcement is made in accordance with Article 19 of the Market Abuse Regulation ('MAR') and relates to the National Grid 2025/26 final dividend scrip alternative and dividend reinvestments.

In accordance with MAR the relevant Financial Conduct Authority notifications are set out below.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Andy Agg
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Acquisition of securities ("dividend shares") under the National Grid Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 12.3966	140
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2026.07.23
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paula Rosput Reynolds
2	Reason for the notification
a)	Position/status	Chair
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depository Shares US 6362744095
b)	Nature of the transaction	Acquisition of American Depositary Shares under the National Grid Scrip Dividend Scheme.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		USD 80.5453	82
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2026.07.23
f)	Place of the transaction	New York Stock Exchange (NYSE)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paula Rosput Reynolds
2	Reason for the notification
a)	Position/status	Chair
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Acquisition of Ordinary Shares under the National Grid Scrip Dividend Scheme.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 11.977	82
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2026.07.23
f)	Place of the transaction	London Stock Exchange (XLON)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	Beth Melges
Beth Melges Head of Plc Governance

Date: 31 July 2026
&#xD;